July 20, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:  Unisys Corporation
         Form 10-K for Fiscal Year Ended December 31, 2009
         Filed February 24, 2010
         Form 10-Q for the Fiscal Quarter Ended March 31, 2010
         Filed April 30, 2010
         File No. 001-08729

Dear Mr. Gilmore:

On behalf of Unisys Corporation (the "Company"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filings set forth in the Staff's letter dated July 6, 2010. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

ITEM 1.  BUSINESS

BACKLOG, PAGE 2

COMMENT 1
Please tell us what portion of the backlog orders expected to be filled in 2010 was generated by funded government contracts and tell us what considerations you gave to disclosing this information, if material.

RESPONSE TO COMMENT 1
At December 31, 2009, the amount of backlog expected to be filled in 2010 was $2.6 billion, of which $.3 billion was generated by funded government contracts. The Company did not disclose the $.3 billion given the relative amounts involved.


ITEM 1A. RISK FACTORS (INCORPORATED BY REFERENCE FROM THE UNISYS 2009 ANNUAL REPORT TO STOCKHOLDERS. EXHIBIT 13)

GENERAL

COMMENT 2
Please revise the subcaptions in future filings to adequately describe the risk discussed in the risk factor, as well as how each risk impacts you. See Item 503(c) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

RESPONSE TO COMMENT 2
In future filings, the Company will review the subcaptions to determine if they adequately describe the risk in accordance with Item 503(c) and if a subcaption does not adequately describe the risks discussed in that particular risk factor, the Company will revise the subcaption to more fully describe the risk and how it affects the Company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (INCORPORATED BY REFERENCE FROM THE UNISYS 2009 ANNUAL REPORT TO STOCKHOLDERS, EXHIBIT 13)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 23

COMMENT 3
We note your disclosures on page 16 regarding your contracts with governmental entities. You discuss certain provisions related to these contracts that appear to constitute fiscal funding clauses. Please describe the nature of your contracts with governmental entities, including the products and/or services generally sold pursuant to these agreements. Additionally, please tell us how these contract provisions impact revenue recognition, and how you considered ASC 985-605-25-38 through 25-40 and any other guidance, as applicable.

RESPONSE TO COMMENT 3
The Company's contracts with governmental agencies generally include all of the Company's service and product offerings, with the most significant amounts being recognized under the Company's services offerings of outsourcing and systems integration. Many of the contracts are subject to fiscal funding clauses; however, the Company does not provide products or services, nor does it recognize revenue, until funding is authorized for the specified items. As such, the Company believes that it is in compliance with ASC 985-605-25-38 through 25-40.

COMMENT 4
We note your disclosure on page 16 which states that your outsourcing agreements require that prices be benchmarked and provide for a downward adjustment to those prices if the pricing for similar services in the market has changed.
This appears to suggest that uncertainties exist regarding your ability to maintain fixed pricing on these contracts. Please explain to us how you determine that the prices on your outsourcing contracts are fixed or determinable and the impact this has on revenue recognition.

RESPONSE TO COMMENT 4
As set forth in the Company's MD&A, certain of the Company's outsourcing agreements have benchmarking provisions. These provisions require the Company to participate in a benchmarking study of its prices if the customer requests such a study. The purpose of the benchmarking study is to evaluate whether market pricing assumptions determined at the outset of the contract are still valid during later years of the contract. In the benchmarking study, an independent third party compares contractual rates to a range of market rates for comparable services. Depending on the results of the study, the parties may then negotiate adjusted pricing. In the Company's experience, such adjustment is rare. If an adjustment is made the impact to an individual contract is prospective and has no effect on previously recognized revenue. Amounts recognized prior to a completed benchmarking study are non-refundable. Because (1) a benchmarking study would only be performed in the event of a customer request, (2) any benchmarking study that is done may not result in a price adjustment, and (3) the impact of any price adjustment that does result from a study is prospective, revenue previously recognized is not contingent upon future events. The Company therefore believes that pricing in its outsourcing contracts is fixed and determinable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE (INCORPORATED BY REFERENCE FROM PROXY STATEMENT FILED MARCH 18, 2010)

RISK OVERSIGHT, PAGE 15

COMMENT 5
Your disclosure does not appear to address whether your compensation policies relate to risk-taking incentives. See Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE TO COMMENT 5
Item 402(s) of Regulation S-K requires a company to discuss its policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives if the risks arising from those compensation policies and practices are reasonably likely to have a material adverse effect on the company. The Unisys 2010 proxy statement did not include this discussion because the Company concluded that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on it.

In assessing whether any disclosure would be required in the 2010 proxy statement, the Company first prepared a summary of all of its compensation plans, including the plan name, the purpose of the plan, eligibility criteria, any applicable performance measures, projected annualized cost of the plan at target and the like. The Company then prepared a qualitative program review document that assessed the risks, including financial and operational risks, of the Company's executive compensation plans. This compensation risk assessment document discussed and evaluated the structure and philosophy, design characteristics, and performance measurement features of these plans, including
(1) the mix between fixed and variable compensation, short- and long-term compensation, cash and equity-based compensation, and the mix of long-term incentive vehicles, (2) design characteristics such as whether caps and thresholds exist, whether overlapping, as opposed to end-to-end, multi-year performance periods exist, whether claw backs are in place, and the length and nature of vesting periods for equity awards and (3) performance measurement features such as the extent to which incentives are determined formulaically, the extent to which incentives are based on achieving performance at multiple levels such as corporate, business unit and individual, whether the expected range of performance is within acceptable risk-taking parameters and whether performance metrics support the Company's business strategy and creation of long-term shareholder value. The assessment also noted any checks and balances and other controls, such as stock ownership guidelines, the Company has put in place that mitigate risks that could be associated with any particular compensation design feature. The Company also considered and evaluated the overall risk profile and reward structure for non-executive employees.
Finally, the Company considered that no one business unit (1) carries a significant portion of the Company's risk, (2) has compensation that is structured differently from that of other business units, (3) is significantly more profitable than other units, or (4) has incentive compensation expense that is a significant percentage of its revenues. Based on the above, the Company concluded that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

ITEM 11. EXECUTIVE COMPENSATION (INCORPORATED BY REFERENCE FROM PROXY STATEMENT FILED MARCH 18, 2010)

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

PRINCIPAL COMPONENTS OF EXECUTIVE OFFICER COMPENSATION

VARIABLE SHORT-TERM INCENTIVE COMPENSATION, PAGE 35

COMMENT 6
Your disclosure on pages 32 and 35 indicates that individual performance is an element of the amounts awarded to your named executive officers under your executive variable compensation plan. In your response letter, please describe how you evaluated individual performance and how it impacted the amounts awarded to each of your named executive officers under your executive variable compensation plan during the last fiscal year. Include similar disclosure in future filings, if applicable.

RESPONSE TO COMMENT 6
While the Company's executive variable compensation plan gives the Compensation Committee of the Board of Directors discretion to consider individual performance and to make awards accordingly, for 2009 awards to the named executive officers under the plan were determined entirely by formula. Each of the named executive officers received his or her proportionate share of the amount funded. There was no adjustment to awards to take individual performance into account. If this is the case in future years, the Company will so state in future filings. In addition, to the extent that individual performance of a named executive officer is taken into account in the future, the Company will describe the elements of individual performance and/or contribution that are considered.

COMMENT 7
We note your disclosures on page 37 that you have not quantified business unit performance metrics because you do not report publicly the results of your various business units and do not believe that disclosing the actual performance measures used would be meaningful. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. In addition, if you are relying on Instruction 4, please tell us how you considered discussing the level of difficulty associated with achieving the undisclosed target levels, as required by the Instruction.

RESPONSE TO COMMENT 7
The Company did not disclose quantitative performance targets relating to business unit performance because it believes, for the reasons set forth below under "Materiality to an Understanding of the Company's Compensation Policies", that this is not material information that is necessary to an understanding of the Company's compensation policies and its decisions regarding the compensation of the named executive officers. The Company also believes, for the reasons discussed below under "Competitive Harm", that it is permitted to omit this information under Instruction 4 because it involves confidential commercial information, the disclosure of which would result in substantial competitive harm to it.

COMPETITIVE HARM

Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels for specific quantitative performance-related factors, the disclosure of which would result in competitive harm for the registrant. The standard for determining whether disclosure would cause competitive harm is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure under Exemption 4 of the Freedom of Information Act ("FOIA") and Rule 80(b)(4) thereunder.

Exemption 4 of FOIA exempts from the class of material that public agencies must disclose "[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential." The standards for determining what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, have largely been addressed in case law. Under the case law criteria, commercial or financial information will be deemed "confidential" if disclosure thereof would be likely "to cause substantial harm to the competitive position of the person from whom the information was obtained." See e.g., National Parks and Conservation Association v. Morton, 498 F.2d765 (D.C. Cir.1974). Another test of whether information is confidential is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971). Over the years, courts have frequently characterized information relating to business, commerce or trade as confidential.

For the reasons set forth below, the Company believes that disclosure of quantitative business unit performance targets would cause it significant competitive harm.

If the Company were to disclose the performance targets for its business units, it would effectively be disclosing its confidential internal operating plans. For 2009, the annual performance metrics for the business units were based on these operating plans, with target annual performance levels that would result in funding at 100%, if achieved, being the same as in the plan. The operating plans represent management's operating targets for the year, and the Company does not disclose this information. Doing so by disclosing business unit performance targets would harm the Company's competitive position for the following reasons:

* The business unit operating plans are based not only on historical performance, economic factors and industry trends but also on the Company's confidential strategic plans with regard to investments, divestitures, shifts in business focus, cost reduction actions and the like. This is highly sensitive, proprietary data that the Company does not disclose publicly and that competitors could use to the Company's disadvantage. For example, providing the Company's competitors with information that potentially reveals, or from which competitors might infer or deduce, the Company's current and longer-term corporate strategies and pricing plans could be damaging to the execution of those plans because it would provide competitors with information from which they could anticipate the Company's strategies and counter the Company's efforts to execute them.

* Disclosure of business unit performance targets, even though historical, would also allow the Company's competitors to discern the Company's historical forecasting models, which they could use as a paradigm for forecasting or extrapolating to future periods. In addition, because the performance targets will necessarily show the Company's expectations as to operational results relating to each business unit, and in turn on a relative basis to one another, competitors would be able to use this information to determine which of the Company's lines of business are most vulnerable to competition. For example, if a competitor were to see that a business unit's orders or revenue targets were trending lower whereas its profitability targets were trending higher, the competitor could infer, rightly or wrongly, that the Company was intending further cost-cutting measures, including employee layoffs. Competitors could be encouraged by this to solicit the business unit's employees and could point to this as a reason why the employee should leave Unisys and work for the competitor instead.

* Disclosure of these targets could also provide the Company's competitors with insight into its areas of key strategic focus. For example, a trend of lower business unit profitability and revenue targets could lead customers and competitors to conclude (potentially erroneously) that the Company is de-emphasizing that business. This could lead customers to question the wisdom of continuing to purchase the related products and services and cause them to look for new suppliers. It could also encourage competitors to not only go after the business of these customers even more aggressively but also to aggressively recruit the business unit's employees. Lower profitability targets could also indicate, rightly or wrongly, that the Company is not succeeding in a particular market, which could damage its strategies for turning around business in a difficult market.

* If competitors have knowledge of business unit revenue and profit targets they could unfairly engage in pricing and negotiation tactics with respect to customers that are detrimental to the Company's business. For example, if revenue and profitability targets were to be disclosed, Company competitors would gain insight into the components of the Company's costs and anticipated profit margins with respect to its various lines of business and could use this information to offer more favorable terms to potential customers, thus gaining a competitive advantage over the Company. This is particularly the case in the Company's services business, which is highly competitive and where there is a high sensitivity to rates companies charge for their services delivery personnel. Similarly, customers could use this information to negotiate prices more aggressively.

Concerning the level of difficulty associated with achieving the business unit targets, as set forth above, for 2009, target levels were the same as the business units' operating plans. This means that the targets were intended to be reasonably achievable with strong management performance, given the Company's strategic objectives and the economic and market conditions at the time the operating plan was put into place. The Company will include disclosure of the level of difficulty in achieving business unit targets in future proxy statements.

MATERIALITY TO AN UNDERSTANDING OF THE COMPANY'S COMPENSATION POLICIES

Item 402(b) of Regulation S-K and Instruction 1 state that the purpose of the Compensation Discussion and Analysis is to explain "all material elements of the registrant's compensation of the named executive officers" and to provide to investors "material information that is necessary to an understanding of the registrant's compensation policies and decisions regarding the named executive officers." Accordingly, quantitative disclosure regarding business unit performance targets need only be included in the Compensation Discussion and Analysis if such information is material and necessary to an understanding of the Company's compensation policies and decisions for its named executive officers. For the reasons set forth below, Unisys believes that quantitative disclosure of business unit metrics is not necessary to an understanding of the Company's compensation policies and its decisions regarding the compensation of the named executive officers.

The 2010 proxy statement disclosed quantitative Company-wide performance targets, which allows an investor to see the relationship between targets and the Company's publicly reported results both for the current year and historically. It also included (1) an identification of the specific elements of business unit performance used as targets (pre-tax profit and revenue or orders), (2) the extent to which the business unit met those performance targets, and (3) the total amount of funding made available (as a percentage of total target awards) to plan participants with respect to those targets. With respect to those named executive officers whose awards were based in part on business unit performance, the 2010 proxy statement also disclosed the amount paid to the named executive officer by both dollar amount and as a percentage of the target for the performance metric. In so doing, the proxy statement reflected whether the individual received more than, less than, or the individual's proportionate share of the amount funded. As is shown in the 2010 proxy statement, all named executive officers received their proportionate share of the amounts funded with respect to the various performance metrics for 2009. If, in the future, a named executive officer receives more or less than his or her proportionate share of the amount funded, the Company will disclose the reasons for this. The Company believes that this disclosure, combined with the additional disclosure the Company plans to make in future filings regarding the level of difficulty in achieving the targets, provides the information that is necessary to an understanding of the Company's compensation policies and its decisions regarding the compensation of the named executive officers and that it is fully responsive to the requirements of Item 402(b) of Regulation S-K and Instruction 1.

Based on the above considerations, the Company believes that the risk of substantial competitive harm to it that is likely to result from the disclosure of specific business unit targets far outweighs the utility of such disclosure and that business unit-specific information is not material to the analysis of the Company's compensation policies and decisions. Consequently, the Company respectfully submits that disclosure of the specific targets is not required.


LONG-TERM INCENTIVE AWARDS, PAGE 38

COMMENT 8
In your response letter, please include a more detailed explanation of how you determined the amount and type of equity awarded to each named executive officer during the last fiscal year. Include similar disclosure in future filings, if applicable.

RESPONSE TO COMMENT 8
As set forth in the 2010 proxy statement, in 2009 equity-based awards generally took the form of stock options, and from 2006 to 2008 they generally took the form of restricted stock units, primarily performance-based restricted stock units. In 2009, the Company was in the midst of an aggressive turnaround program to enhance its financial results and strengthen its balance sheet. Because of the difficulty of setting multi-year performance targets in a turnaround situation, the Company determined that equity-based awards for 2009 should be in the form of stock options, rather than performance-based restricted stock units. In addition, because 2009 was a critical year for the turnaround, the Company determined that the vesting schedule for the 2009 stock options should be set so that the options would vest 50% on the first anniversary of the date of grant and 25% on each of the second and third anniversaries of the date of grant, thus providing plan participants with a meaningful incentive to drive results as soon as possible. In previous years, options had typically vested one third each year, beginning on the first anniversary of the date of grant.

As set forth in the 2010 proxy statement, the value of the 2009 stock option grant was below the median at the benchmark companies even though the Company intends for each element of executive compensation to be generally consistent with the median. As set forth in the proxy statement, the Company did not want to incur the additional compensation expense that would have been required to be recorded if the stock option grants had been made at that level. The number of stock options granted, therefore, was primarily a function of the amount of expense that the Company believed it could reasonably afford, given its financial condition at the time, as well as the number of shares available for grant.

If applicable, the Company will include disclosure similar to the above in future filings.

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBITS 31.1 AND 31.2

COMMENT 9
Paragraph 4(d) of the certification omits the parenthetical "(the registrant's fourth fiscal quarter in the case of an annual report)." The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 33-8124. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2010. Please confirm that you will use the language specified in
Item 601(b)(31) in future filings.

RESPONSE TO COMMENT 9
The Company confirms that it will use the language specified in Item 601(b)(31) in future filings.

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B., PAGE 7


COMMENT 10
We that you recorded a $20 million charge in the first quarter of 2010 as a result of the adoption of highly inflationary accounting and the devaluation of the Bolivar Fuerte that occurred in January 2010. Please expand your disclosure and your MD&A discussion in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of detail regarding the monetary and nonmonetary assets and liabilities that are exposed to exchange rate changes as well as providing the disclosures required under ASC 830-30-S99.

RESPONSE TO COMMENT 10
At June 30, 2010, the Company had a net asset position of approximately $24 million associated with its operations in Venezuela, which included net monetary assets of approximately $16 million (principally cash) and net nonmonetary assets of approximately $8 million. For the six months ended June 30, 2010, revenue for the Company's Venezuelan operations represented less than one-half of one percent of total Company revenue. Since the amounts involved are not significant to MD&A, the Company does not believe that it currently needs to expand its disclosures beyond those set forth in its Form 10-Q for the quarter ended March 31, 2010. If the amounts in question become more significant, however, the Company will expand its disclosure and its MD&A discussion in future filings to provide a more comprehensive discussion of its Venezuelan operations.


NOTE M., PAGE 13

COMMENT 11
We note that effective January 1, 2010 you adopted the guidance in ASC 860-10 pursuant to which you have determined that the U.S. trade accounts receivable facility no longer meets the requirements to be treated as a sale, and will therefore be accounted for as a secured borrowing. Please provide us with your analysis under ASC 860-10 that supports the conclusions reached.

RESPONSE TO COMMENT 11
The Company concluded that sales of participating interests in accounts receivable under its U.S. trade accounts receivable facility no longer meet the requirements to be accounted for as sales due to the change in the definition of a participating interest, whereby all cash flows received from the entire financial asset must be divided proportionally among the participating interest holders in an amount equal to their share of ownership. Since in the Company's U.S. trade accounts receivable facility, the Company's retained interest is subordinated to the other holders, the transaction does not meet the definition of the sale of a participating interest. In addition, it should be noted that in note m of the Company's Form 10-Q for the quarterly period ended March 31, 2010, the Company disclosed that as of March 31, 2010 it had not sold any receivables under this facility.

ITEM 4.  CONTROLS AND PROCEDURES, PAGE 24

COMMENT 12
We note that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures were effective for "gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms." Please confirm, if true, that your principal executive officer and principal financial officer concluded that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. In addition, confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please provide us with a representation that in future filings, where you include the definition of disclosure controls and procedures, you will include disclosure conforming to Exchange Act Rule 13a-15(e). Note also that in lieu of providing the entire definition of disclosure controls and procedures, you may include a reference Rule 13a-15(e) without including any part of the definition.

RESPONSE TO COMMENT 12
We confirm that our principal executive officer and principal financial officer concluded that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. In addition, we confirm that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, where we include the definition of disclosure controls and procedures, we will include disclosure conforming to Exchange Act Rule 13a-15(e).


                                    *   *   *   *


In addition, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comments.


Very truly yours,

UNISYS CORPORATION



Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer

cc:  Jennifer Fugario
       Evan Jacobson
       Maryse Mills-Apenteng